Exhibit 99.1

Jupai Reports Third Quarter 2019 Results

SHANGHAI — November 22, 2019 — Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider, focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2019.

THIRD QUARTER AND FIRST NINE MONTHS 2019 FINANCIAL HIGHLIGHTS

•                      Net revenues in the third quarter of 2019 were RMB182.1 million (US$125.5 million), a decrease of 41.4% from the corresponding period in 2018. For the first nine months of 2019, net revenues were RMB649.0 million (US$90.8 million), a decrease of 45.3% from the same period in 2018.

(RMB ‘000, except percentages)	Q3 2018	Q3 2018%	Q3 2019	Q3 2019%	YoY Change %
One-time commissions	147,718	47.6%	102,656	56.4%	-30.5%
Recurring management fees	96,379	31.0%	50,098	27.5%	-48.0%
Recurring service fees	10,144	3.3%	29,338	16.1%	189.2%
Other service fees	56,343	18.1%	—	—	-100.0%
Total net revenues	310,584	100.0%	182,092	100.0%	-41.4%

(RMB ‘000, except percentages)	9M 2018	9M 2018%	9M 2019	9M 2019%	YoY Change %
One-time commissions	706,396	59.5%	247,796	38.2%	-64.9%
Recurring management fees	340,983	28.7%	310,076	47.8%	-9.1%
Recurring service fees	36,633	3.1%	77,231	11.9%	110.8%
Other service fees	103,355	8.7%	13,904	2.1%	-86.5%
Total net revenues	1,187,367	100.0%	649,007	100.0%	-45.3%

•                      Loss from operations in the third quarter of 2019 was RMB40.2 million (US$5.6 million), as compared to income from operations of RMB27.3 million for the corresponding period in 2018. For the first nine months of 2019, loss from operations was RMB107.2 million (US$15.0 million), as compared to income from operations of RMB340.1 million for the same period in 2018.

•                      Net loss attributable to ordinary shareholders in the third quarter of 2019 was RMB47.9 million (US$6.7 million), as compared to net income attributable to ordinary shareholders of RMB1.7 million for the corresponding period in 2018. For the first nine months of 2019, net loss attributable to ordinary shareholders was RMB134.5 million (US$18.8 million), as compared to net income attributable to ordinary shareholders of RMB205.4 million for the same period in 2018.

•                      Non-GAAP2 net loss attributable to ordinary shareholders in the third quarter of 2019 was RMB45.5 million (US$6.4 million), as compared to non-GAAP net income attributable to ordinary shareholders of RMB25.5 million for the corresponding period in 2018. For the first nine months of 2019, non-GAAP net loss attributable to ordinary shareholders was RMB126.8 million (US$17.7 million), as compared to non-GAAP net income attributable to ordinary shareholders of RMB267.1 million for the same period in 2018.

1  The U.S. dollars (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars (US$) in this press release is based on the noon buying rate on September 30, 2019, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 7.1477 to US$1.00. The percentages stated in this press release are calculated based on the Renminbi amounts.

2  Jupai’s non-GAAP financial measures are derived from adjusting the corresponding GAAP financial measures by excluding the effects of share-based compensation, amortization of intangible assets resulted from business acquisitions and impairment loss of investment in affiliates.

THIRD QUARTER AND FIRST NINE MONTHS 2019 OPERATIONAL UPDATES

•                      Total number of active clients3 during the third quarter of 2019 was 1,058.

•                      The aggregate value of wealth management products distributed by the Company during the third quarter of 2019 was RMB2.7 billion (US$0.4 billion), a 49.5% decrease from the corresponding period in 2018. For the first nine months of 2019, the aggregate value of wealth management products distributed by the Company was RMB7.9 billion (US$1.1 billion), a 69.4% decrease from the corresponding period in 2018.

Wealth management products distributed by the Company - breakdown by product type

	Three months ended				Nine months ended
	September 30, 2018		September 30, 2019		September 30, 2018		September 30, 2019
Product type	(RMB in millions, except percentages)				(RMB in millions, except percentages)
Fixed income products	865	16%	2,013	76%	6,083	24%	5,746	72%
Private equity products	3,689	70%	451	17%	17,680	68%	1,412	18%
Secondary market equity fund products	144	3%	37	1%	1,104	4%	159	2%
Other products	561	11%	152	6%	1,018	4%	612	8%
All products	5,259	100%	2,653	100%	25,885	100%	7,929	100%

•                      Jupai’s coverage network as of September 30, 2019 included 54 client centers covering 44 cities, as compared to 77 client centers covering 49 cities as of September 30, 2018.

•                      Total assets under management4 as of September 30, 2019 were RMB45.1 billion (US$6.3 billion), a 21.9% decrease from September 30, 2018.

3  “Active clients” for a given period refers to clients who purchase wealth management products distributed by Jupai at least once during that given period.

4  “Assets under management” or “AUM” of Jupai refers to the amount of capital contributions made by investors to the funds managed by the Company, for which the Company is entitled to receive management fees. The amount of AUM of Jupai is recorded and carried based on the historical cost of the contributed assets instead of fair market value of assets for almost all AUM of Jupai. For assets denominated in currencies other than Renminbi, the AUM are translated into Renminbi upon their contribution, without interim value adjustments solely due to changes in foreign exchange rates. As a result, Jupai’s management fees for almost all its AUM are calculated based on the historical cost balance of the AUM.

Assets under management — breakdown by product type

	As of
	September 30, 2018		September 30, 2019
Product type	(RMB in millions, except percentages)
Fixed income products	19,760	34%	16,031	35%
Private equity products	34,826	60%	26,913	60%
Secondary market equity fund products	2,077	4%	942	2%
Other products	1,095	2%	1,218	3%
All products	57,758	100%	45,104	100%

“We saw improved operating performance in the third quarter of 2019 even as the market environment remained challenging,” said Mr. Jianda Ni, Jupai’s chairman of the board and chief executive officer. “Concerns over a slowdown in overall economic growth and international trade conflicts continue to impact investor confidence. However, the aggregate value of wealth management products distributed by Jupai during the third quarter of 2019 increased quarter-over-quarter by 6% from RMB2.5 billion to RMB2.7 billion, as our wealth management products backed by high-quality real estate projects gained traction in the market. In addition, our bottom line results for the quarter were enhanced by our ongoing cost control efforts.”

“We remain cautiously optimistic about Jupai’s outlook for the coming quarters as we have seen a gradual loosening of restrictions on privately-offered funds over the past several months. Looking ahead, we remain dedicated to executing on our three strategies to expand Jupai’s market share. Firstly, leveraging our superior industry expertise, we will continue to develop high-quality real estate equity products with attractive risk-return profiles. Secondly, we will further enhance our risk control systems in order to increase investor confidence. Thirdly, we will seek potential growth opportunities in our overseas business.”

Ms. Min Liu, Jupai’s chief financial officer, said, “Jupai succeeded in reducing our operating expenses on a sequential basis in the third quarter of 2019. In particular, we lowered our cost of revenue and G&A expenses through streamlining operations and enhancing operating efficiency.”

THIRD QUARTER AND FIRST NINE MONTHS 2019 FINANCIAL RESULTS

Net Revenues

Net revenues for the third quarter of 2019 were RMB182.1 million (US$25.5 million), a 41.4% decrease from the corresponding period in 2018, primarily due to decreases in both one-time commissions and recurring management fees. Net revenues were RMB649.0 million (US$90.8 million) for the first nine months of 2019, a decrease of 45.3% from the same period in 2018.

•                      Net revenues from one-time commissions for the third quarter of 2019 were RMB102.7 million (US$14.4 million), a 30.5% decrease from the corresponding period in 2018, primarily as a result of a decrease in the aggregate value of wealth management products distributed by the Company. For the first nine months of 2019, net revenues from one-time commissions were RMB247.8 million (US$34.7 million), a decrease of 64.9% from the same period in 2018.

•                      Net revenues from recurring management fees for the third quarter of 2019 were RMB50.1 million (US$7.0 million), a 48.0% decrease from the corresponding period in 2018, primarily due to the decrease in the value of assets under management. RMB17.4 million (US$2.4 million) and RMB5.7 million carried interest were recognized as part of Jupai’s recurring management fees in the third quarter of 2019 and 2018, respectively. For the first nine months of 2019, net revenues from recurring management fees were RMB310.1 million (US$43.4 million), a 9.1% decrease from the same period in 2018. RMB156.0 million (US$21.8 million) and RMB49.7 million carried interest was recognized as part of Jupai’s recurring management fees for the first nine months of 2019 and the same period in 2018, respectively.

•                      Net revenues from recurring service fees for the third quarter of 2019 were RMB29.3 million (US$4.1 million), a 189.2% increase from the corresponding period in 2018, primarily because the Company provided ongoing services to more product suppliers. The Company recognized RMB1.8 million (US$0.3 million) and nil variable performance fees in the third quarter of 2019 and 2018, respectively. For the first nine months of 2019, net revenues from recurring service fees were RMB77.2 million (US$10.8 million), a 110.8% increase from the same period in 2018. The Company recognized RMB1.8 million (US$0.3 million) and RMB0.3 million variable performance fees for the first nine months of 2019 and the same period in 2018, respectively.

•                      Net revenues from other service fees for the third quarter of 2019 were nil, a 100.0% decrease from the corresponding period in 2018, primarily due to no sub-advisory service provided to other companies. For the first nine months of 2019, net revenues from other service fees were RMB13.9 million (US$1.9 million), a decrease of 86.5% from the same period in 2018.

Operating Costs and Expenses

Operating costs and expenses for the third quarter of 2019 were RMB222.3 million (US$31.1 million), a 21.5% decrease from the corresponding period in 2018. For the first nine months of 2019, operating costs and expenses were RMB756.2 million (US$105.8 million), a decrease of 10.8% from the same period in 2018.

•                      Cost of revenues for the third quarter of 2019 was RMB105.9 million (US$14.8 million), a 32.0% decrease from the corresponding period in 2018, primarily due to decreased compensation to wealth management advisors and client managers, as a result of the decrease in the aggregate value of wealth management products distributed by the Company and cost control measures the Company undertook. For the first nine months of 2019, cost of revenues was RMB390.3 million (US$54.6 million), a decrease of 15.2% from the same period in 2018.

•                      Selling expenses for the third quarter of 2019 were RMB52.9 million (US$7.4 million), a 19.7% decrease from the corresponding period in 2018, primarily due to the decrease in marketing and promotion expenses as a result of cost control. For the first nine months of 2019, selling expenses were RMB156.3 million (US$21.9 million), a decrease of 29.9% from the same period in 2018.

•                      General and administrative expenses for the third quarter of 2019 were RMB68.0 million (US$9.5 million), an 8.9% increase from the corresponding period in 2018. For the first nine months of 2019, general and administrative expenses were RMB219.7 million (US$30.7 million), an increase of 22.1% from the same period in 2018, mainly due to additional provision for doubtful accounts and the increase in service fees, net off by the decrease in payroll expenses.

•                      Other operating income (government subsidies) received by the Company in the third quarter of 2019 was RMB4.6 million (US$0.6 million), a 441.4% increase from the corresponding period in 2018. For the first nine months of 2019, other operating income was RMB10.2 million (US$1.4 million), a decrease of 35.9% from the same period in 2018. Government subsidies were recorded when received, with their availability and amount dependent upon government policies.

Operating margin for the third quarter of 2019 was -22.1%, compared to 8.8% for the corresponding period in 2018. For the first nine months of 2019, operating margin was -16.5%, compared to 28.6% for the same period in 2018.

Income tax expenses for the third quarter of 2019 were RMB10.3 million (US$1.4 million), a 28.3% increase from the corresponding period in 2018, due to recording of valuation allowance of RMB 4.6 million. For the first nine months of 2019, income tax expenses were RMB33.1 million (US$4.6 million), a decrease of 65.7% from the same period in 2018, primarily due to a decrease in taxable income.

Net Income

•                      Net Income

•                      Net loss attributable to ordinary shareholders for the third quarter of 2019 was RMB47.9 million (US$6.7 million), as compared to net income attributable to ordinary shareholders of RMB1.7 million for the corresponding period in 2018. For the first nine months of 2019, net loss attributable to ordinary shareholders was RMB134.5 million (US$18.8 million), as compared to net income attributable to ordinary shareholders of RMB205.4 million for the same period in 2018.

•                      Net margin attributable to ordinary shareholders for the third quarter of 2019 was -26.3%, compared to 0.5% for the corresponding period in 2018. For the first nine months of 2019, net margin attributable to ordinary shareholders was -20.7%, compared to 17.3% for the same period in 2018.

•                      Net loss attributable to ordinary shareholders per basic and diluted American depositary share (“ADS”) for the third quarter of 2019 were RMB1.42 (US$0.20) and RMB1.42 (US$0.20), respectively, as compared to net income attributable to ordinary shareholders per basic and diluted ADS of RMB0.05 and RMB0.05, respectively, for the corresponding period in 2018. For the first nine months of 2019, net loss attributable to ordinary shareholders per basic and diluted ADS was RMB4.00 (US$0.56) and RMB4.00 (US$0.56), respectively, as compared to net income attributable to ordinary shareholders per basic and diluted ADS of RMB6.16 and RMB5.85, respectively, for the same period in 2018.

•                      Non-GAAP Net Income

•                      Non-GAAP net loss attributable to ordinary shareholders for the third quarter of 2019 was RMB45.5 million (US$6.4 million), compared to non-GAAP net income attributable to ordinary shareholders of RMB25.5 million for the corresponding period in 2018. For the first nine months of 2019, non-GAAP net loss attributable to ordinary shareholders was RMB126.8 million (US$17.7 million), as compared to non-GAAP net income attributable to ordinary shareholders of RMB267.1 million for the same period in 2018.

•                      Non-GAAP net margin attributable to ordinary shareholders for the third quarter of 2019 was -25.0%, as compared to 8.2% for the corresponding period in 2018. For the first nine months of 2019, non-GAAP net margin attributable to ordinary shareholders was -19.5%, as compared to 22.5% for the same period in 2018.

•                      Non-GAAP net loss attributable to ordinary shareholders per diluted ADS for the third quarter of 2019 was RMB1.35 (US$0.19), as compared to non-GAAP net income attributable to ordinary shareholders per diluted ADS of RMB0.73 for the corresponding period in 2018. For the first nine months of 2019, non-GAAP net loss attributable to ordinary shareholders per diluted ADS was RMB3.77 (US$0.53), as compared to non-GAAP net income attributable to ordinary shareholders per diluted ADS of RMB7.60 for the same period in 2018.

Balance Sheet and Cash Flow

As of September 30, 2019, the Company had RMB859.7 million (US$120.3 million) in cash, cash equivalents and restricted cash, compared to RMB1,302.6 million as of December 31, 2018.

Net cash used in operating activities during the third quarter of 2019 was RMB53.1 million (US$7.4 million). For the first nine months of 2019, net cash used in operating activities was RMB177.6 million (US$24.9 million).

Net cash used in investing activities during the third quarter of 2019 was RMB206.5 million (US$28.9 million). For the first nine months of 2019, net cash used in investing activities was RMB265.3 million (US$37.1 million).

Net cash provided by financing activities during the third quarter of 2019 was nil. For the first nine months of 2019, net cash provided by financing activities was RMB29.6 thousand (US$4.1 thousand).

CONFERENCE CALL

Jupai’s management will host an earnings conference call on November 22, 2019 at 7:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-845-675-0437 or +1-866-519-4004
Hong Kong:	+852-3018-6771 or 800-906-601
Mainland China:	400-620-8038 or 800-819-0121
Singapore:	+65-6713-5090
Passcode:	5784687

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until November 30, 2019:

U.S./International:	+1-855-452-5696
Hong Kong:	800-963-117
Mainland China:	400-632-2162
Singapore:	800-616-2305
Passcode:	5784687

Additionally, a live and archived webcast will be available at http://jupai.investorroom.com.

DISCUSSION OF RECENTLY ADOPTED ACCOUNTING STANDARD

Starting from January 1, 2019, the Company adopted Accounting Standards Update (ASU) 2016-02, Leases (Topic 842), which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (“ROU”) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The Company adopted the new guidance using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application and not restating comparative periods. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases. The Company also elected the package of practical expedients, which among other things, does not require reassessment of lease classification.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation and amortization of intangible assets related to acquisition. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures as set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation, amortization of intangible assets related to acquisition and impairment loss of investment in affiliates, to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income attributable to ordinary shareholders, non-GAAP net income attributable to ordinary shares per diluted ADS and non-GAAP net margin attributable to ordinary shareholders provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares, share options and amortization of intangible assets related to acquisition and impairment loss of investment in affiliates. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT JUPAI HOLDINGS LIMITED

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jupai’s strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company’s industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in China’s real estate industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; and the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Jupai Holdings Limited

Harry He

Director of Investor Relations

Jupai Holdings Limited

Phone: +86 (21) 5226 5819

Email: ir@jpinvestment.cn

Philip Lisio

The Foote Group

Phone: +86 (10) 8429 9544

Email: Jupai-IR@thefootegroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Jupai Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In RMB, except for USD data)

	As of
	December 31,	September 30,	September 30,
	2018	2019	2019
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	1,298,565,042	859,673,288	120,272,715
Restricted cash	4,000,000	—	—
Short-term investments	4,723,612	—	—
Accounts receivable	39,633,035	9,019,150	1,261,826
Other receivables	20,493,145	18,164,788	2,541,347
Amounts due from related parties	199,331,694	114,703,002	16,047,540
Other current assets	15,320,791	7,224,823	1,010,790
Total current assets	1,582,067,319	1,008,785,051	141,134,218
Long-term investments	58,950,000	93,197,850	13,038,859
Investment in affiliates	67,262,431	312,556,421	43,728,251
Amounts due from related parties — non-current	48,626,353	29,153,361	4,078,705
Property and equipment, net	36,267,042	33,565,492	4,695,985
Intangible assets, net	58,124,608	39,314,496	5,500,300
Goodwill	297,031	—	—
Other non-current assets	27,914,021	31,240,588	4,370,719
Right-of-use assets	—	126,195,918	17,655,458
Deferred tax assets	100,985,228	15,305,761	2,141,355
Total Assets	1,980,494,033	1,689,314,938	236,343,850

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	116,653,658	63,797,840	8,925,646
Income tax payable	227,537,993	73,559,285	10,291,323
Other tax payable	43,009,523	13,972,776	1,954,863
Amounts due to related parties — current	31,105,111	18,142,932	2,538,289
Deferred revenue from related parties	111,720,785	59,336,147	8,301,432
Deferred revenue	18,949,097	29,086,257	4,069,317
Other current liabilities	39,929,945	119,377,372	16,701,509
Total current liabilities	588,906,112	377,272,609	52,782,379
Deferred revenue — non-current from related parties	22,096,306	10,148,929	1,419,887
Deferred revenue — non-current	2,144,593	368,042	51,491
Operating Lease Liabilities — non-current	—	63,664,226	8,906,953
Deferred tax liabilities	198,187	—	—
Total Liabilities	613,345,198	451,453,806	63,160,710
Equity	1,367,148,835	1,237,861,132	173,183,140
Total Liabilities and Total Shareholders’ Equity	1,980,494,033	1,689,314,938	236,343,850

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB, except for USD data and ADS data)

	Three months ended
	September 30,	September 30,	September 30,
	2018	2019	2019
	RMB	RMB	USD
Revenues
Third party revenues	116,290,554	108,552,036	15,186,989
Related party revenues	195,022,533	73,997,411	10,352,618
Total revenues	311,313,087	182,549,447	25,539,607
Taxes and surcharges	(728,702)	(457,767)	(64,044)
Net revenues	310,584,385	182,091,680	25,475,563

Operating costs and expenses:
Cost of revenues	(155,832,886)	(105,905,745)	(14,816,759)
Selling expenses	(65,838,130)	(52,872,376)	(7,397,117)
General and administrative expenses	(62,460,602)	(68,047,595)	(9,520,209)
Other operating income — government subsidies	841,893	4,557,939	637,679
Total operating cost and expenses	(283,289,725)	(222,267,777)	(31,096,406)
Income (loss) from operations	27,294,660	(40,176,097)	(5,620,843)

Gain from deconsolidation of subsidiaries	561,528	—	—
Interest income	1,053,088	1,582,036	221,335
Investment loss	(945,974)	(4,670,453)	(653,420)
Other income	3,140,310	490,756	68,659
Total other income	3,808,952	(2,597,661)	(363,426)
Income (loss) before taxes and loss from equity in affiliates	31,103,612	(42,773,758)	(5,984,269)
Income tax expense	(8,019,385)	(10,288,783)	(1,439,454)
(Loss) gain from equity in affiliates	(18,710,397)	193,922	27,131
Net income (loss)	4,373,830	(52,868,619)	(7,396,592)
Net (income) loss attributable to non-controlling interests	(2,675,124)	4,972,227	695,640
Net income (loss) attributable to ordinary shareholders	1,698,706	(47,896,392)	(6,700,952)

Net income (loss) per ADS:
Basic	0.05	(1.42)	(0.20)
Diluted	0.05	(1.42)	(0.20)
Weighted average number of ADSs used in computation:
Basic	33,547,937	33,622,879	33,622,879
Diluted	34,871,348	33,622,879	33,622,879

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB, except for USD data and ADS data)

	Nine months ended
	September 30,	September 30,	September 30,
	2018	2019	2019
	RMB	RMB	USD
Revenues
Third party revenues	246,427,869	288,638,288	40,381,981
Related party revenues	944,616,780	363,828,190	50,901,435
Total revenues	1,191,044,649	652,466,478	91,283,416
Taxes and surcharges	(3,677,954)	(3,459,041)	(483,938)
Net revenues	1,187,366,695	649,007,437	90,799,478

Operating costs and expenses:
Cost of revenues	(460,195,649)	(390,307,152)	(54,605,978)
Selling expenses	(222,963,325)	(156,322,747)	(21,870,356)
General and administrative expenses	(180,023,991)	(219,733,972)	(30,741,913)
Other operating income — government subsidies	15,882,366	10,179,802	1,424,207
Total operating cost and expenses	(847,300,599)	(756,184,069)	(105,794,040)
Income (loss) from operations	340,066,096	(107,176,632)	(14,994,562)

Gain from deconsolidation of subsidiaries	561,528	—	—
Interest income	3,128,582	4,934,136	690,311
Investment income (loss)	816,417	(2,388,143)	(334,113)
Other income	4,527,870	2,828,849	395,770
Total other income	9,034,397	5,374,842	751,968
Income (loss) before taxes and loss from equity in affiliates	349,100,493	(101,801,790)	(14,242,594)
Income tax expense	(96,393,052)	(33,099,743)	(4,630,825)
Loss from equity in affiliates	(39,948,843)	(4,928,441)	(689,514)
Net income (loss)	212,758,598	(139,829,974)	(19,562,933)
Net (income) loss attributable to non-controlling interests	(7,340,318)	5,296,403	740,994
Net income (loss) attributable to ordinary shareholders	205,418,280	(134,533,571)	(18,821,939)

Net income (loss) per ADS:
Basic	6.16	(4.00)	(0.56)
Diluted	5.85	(4.00)	(0.56)
Weighted average number of ADSs used in computation:
Basic	33,359,233	33,613,659	33,613,659
Diluted	35,123,696	33,613,659	33,613,659

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB, except for USD data)

	Three months ended
	September 30,	September 30,	September 30,
	2018	2019	2019
	RMB	RMB	USD
Net income (loss)	4,373,830	(52,868,619)	(7,396,592)
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustment	18,590,176	8,038,238	1,124,591
Other comprehensive income	18,590,176	8,038,238	1,124,591
Comprehensive income (loss)	22,964,006	(44,830,381)	(6,272,001)
Less: Comprehensive income attributable to non-controlling interests	2,675,124	(4,945,351)	(691,880)
Comprehensive income (loss) attributable to ordinary shareholders	20,288,882	(39,885,030)	(5,580,121)

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB, except for USD data)

	Nine months ended
	September 30,	September 30,	September 30,
	2018	2019	2019
	RMB	RMB	USD
Net income (loss)	212,758,598	(139,829,974)	(19,562,933)
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustment	20,891,340	8,312,901	1,163,018
Other comprehensive income	20,891,340	8,312,901	1,163,018
Comprehensive income (loss)	233,649,938	(131,517,073)	(18,399,915)
Less: Comprehensive income attributable to non-controlling interests	7,340,318	(5,266,919)	(736,869)
Comprehensive income (loss) attributable to ordinary shareholders	226,309,620	(126,250,154)	(17,663,046)

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

	Three months ended
	September 30,	September 30,
	2018	2019
	RMB	RMB
Net margin attributable to ordinary shareholders	0.5%	-26.3%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	8.2%	-25.0%

Net income (loss) attributable to ordinary shareholders	1,698,706	(47,896,392)
Adjustment for share-based compensation (net of tax effect of nil for both three months ended September 30, 2018 and 2019)	4,338,128	2,409,227
Adjustment for amortization of intangible assets related to acquisition (net of tax effect of RMB1,207,506 and nil for three months ended September 30, 2018 and 2019, respectively)	3,622,519	—
Adjustment for impairment loss of investment in affiliates (net of tax effect of nil for both three months ended September 30, 2018 and 2019)	15,808,792	—
Adjusted net income (loss) attributable to ordinary shareholders (non-GAAP)	25,468,145	(45,487,165)

Net income (loss) attributable to ordinary shareholders per ADS, diluted	0.05	(1.42)
Adjusted net income (loss) attributable to ordinary shareholders per ADS, diluted (non-GAAP)	0.73	(1.35)

Weighted average number of ADSs used in computation:
Diluted	34,871,348	33,622,879

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

	Nine months ended
	September 30,	September 30,
	2018	2019
	RMB	RMB
Net margin attributable to ordinary shareholders	17.3%	-20.7%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	22.5%	-19.5%

Net income (loss) attributable to ordinary shareholders	205,418,280	(134,533,571)
Adjustment for share-based compensation (net of tax effect of nil for both nine months ended September 30, 2018 and 2019)	17,424,226	7,194,491
Adjustment for amortization of intangible assets related to acquisition (net of tax effect of RMB3,486,023 and RMB196,316 for nine months ended September 30, 2018 and 2019, respectively)	10,458,072	588,954
Adjustment for impairment loss of investment in affiliates (net of tax effect of nil for both nine months ended September 30, 2018 and 2019)	33,808,792	—
Adjusted net income (loss) attributable to ordinary shareholders (non-GAAP)	267,109,370	(126,750,126)

Net income (loss) attributable to ordinary shareholders per ADS, diluted	5.85	(4.00)
Adjusted net income (loss) attributable to ordinary shareholders per ADS, diluted (non-GAAP)	7.60	(3.77)

Weighted average number of ADSs used in computation:
Diluted	35,123,696	33,613,659